Guzov Ofsink, LLC

Attorneys-at-Law

600 Madison Avenue, 14th Floor

New York, NY 10022

November 15, 2005

Terry French

Accountant Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Moving Bytes, Inc.

Current Report on Form 8-K

File No.:0-30058

Filed November 14, 2005.

Dear Ms. French:

Reference is made to your comment letter, dated November 15, 2005 to our client, Moving Bytes, Inc. (the “Company”), relating to the above-captioned report (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements.  See Item 304(a)(1)(iv) of Regulation S-B.  Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

We have amended our Form 8-K to cover the interim period from the date of the last audited financial statements in accordance with Item 304(a)(1)(iv) of Regulation S-B and have included an updated letter from the Company’s former auditors addressing our revised disclosure as an exhibit to the Form 8-K/A.

In accordance with your request, on behalf of the Company we represent as follows:

•

the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Diane L. Bodenstein

Diane L. Bodenstein